December 8, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated November 29,
2005
and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1. Please restate your historical financial statements to record the fair value of the common stock warrants consistent with the guidance in EITF 01-9 and paragraph 13 of EITF 00-21.

2. We read your response to comment 2 and continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value. Specifically, the suggested pricing strategy for your management service agreement incorporates the return provided on the sale of the related simulator which is not consistent with the notion of objective evidence of fair value on a standalone basis. As a result, the elements should not be separated under EITF 00-21 until evidence of fair value exists for the management service agreement on a standalone basis. Accordingly, please restate your historical financial statements to account for the sale of the simulators and management service agreement as a single unit of accounting.

3. We understand that you changed your method of accounting for the
sale of simulators during 2005 to that of the percentage of
completion method of accounting.    Please provide support for
your
conclusion that your contracts fall in the scope of SOP 81-1. In this regard please describe to us in sufficient detail (1) activities involved in performing services including the average duration of the contract, (2) buyer specifications, (3) legal rights of the buyer and seller as the services are provided, (4) acceptance provisions and
(5) rights of return.  Refer to paragraphs 11-16 and 21-22 of SOP
81-
1.

4. Notwithstanding our comment above, we note that you measure progress-to-completion using a cost-to-cost approach under the input method. Output methods, such as units-delivered, measure results directly and are generally the best measure of progress toward completion in circumstances in which reliable output measures can be established. Please tell us what consideration you gave to using an output measure, such as units-delivered, in determining the appropriate method to measure progress-to-completion.

5. Please show us how you account for revenues and costs in accordance with SOP 81-1 for the duration of the contract period.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
December 8, 2005
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